CITI
100 Summer Street
Suite 1500
Boston, MA 02110
July 29, 2008
VIA EDGAR
Mr. James O’Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: RidgeWorth Funds (“RidgeWorth”) —File Nos. 033-45671 and 811-06557
Dear Mr. O’Connor:
This is in response to your comments regarding RidgeWorth’s post-effective amendment No. 75 to its registration statement as filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 30, 2008, which you, Kathleen Long of Morgan, Lewis & Bockius LLP and I discussed by telephone on July 15, 2008. The numbered paragraphs below correspond to the order of your comments.
1.	Comment: State RidgeWorth’s current intention/ limit with respect to investing in foreign securities.

Response: Generally, series of RidgeWorth (“Funds”) that are permitted by their investment policies to invest in foreign securities have no specific limitation on the percentage of assets that may be invested in such securities. Where applicable, RidgeWorth has revised the Investment Strategy section of the prospectuses to disclose that a Fund’s investment in non-U.S. issuers may be significant.

2.	Comment: You have asked RidgeWorth to revise the risk disclosure regarding asset-backed and mortgage-backed securities to give more prominence to credit risk as a risk of such investments.

Response: The risk disclosure will be revised as requested.

3.	Comment: You have asked for disclosure regarding the impact of a Fund’s high rate of portfolio turnover on short-term capital gains.

Response: The disclosure will reflect that high turnover rates will often generate short-term capital gains and that such gains are taxed as ordinary income.

4.	Comment: You have asked RidgeWorth to explain the term “duration” when used in an Investment Strategy section of the prospectuses and to provide an example.

Response: The disclosure has been revised to explain the concept of duration and to provide an example.

U.S. Securities and Exchange Commission
July 29, 2008

5.	Comment: You have asked RidgeWorth to enhance risk disclosure with respect to derivatives for those Funds whose principal investment strategies permit use of such instruments and to state any percentage limitations on such instruments.

Response: RidgeWorth has enhanced the principal risks disclosure section of the prospectuses with respect to those Funds that have a current intention of using derivatives. No specific limitation on the percentage of assets that may be committed to derivatives has been imposed on Funds that are permitted to use derivatives as part of their principal investment strategies.

6.	Comment: You noted that the SEC permits the use of a separate line item in the Fee Table to show reductions in operating expenses that result from contractual fee waiver arrangements and asked why RidgeWorth has not done so in the case of Funds which have such arrangements.

Response: RidgeWorth points out that in cases where a contractual fee waiver arrangement actually reduced a Fund’s operating expenses, RidgeWorth has shown such reductions in the Fee Table. In certain cases, however, a Fund’s actual operating expenses during the last fiscal year were lower that the contractual expenses cap. As a result, there were no reductions to show in the Fee Table. RidgeWorth discloses the existence of these contractual fee waiver arrangements in a footnote to the Fee Table.

7.	Comment: With respect to Funds that invest in government sponsored entities, you have asked RidgeWorth to revise the principal risk disclosure to give examples of specific government sponsored entities that are not backed by the full faith and credit of the U.S. Government.

Response: The disclosure has been revised as requested.

8.	Comment: You have asked whether the amount of fees and expenses to be incurred indirectly as a result of a Fund’s investment in exchange traded funds requires disclosure in a separate line item in the fee table.

Response: RidgeWorth is aware that a Fund’s investment in other investment companies, including exchange traded funds, in excess of 0.01 percent of the Fund’s average net assets, must be shown in a separate line item in the Fee Table, and RidgeWorth has done so where applicable.

9.	Comment: You noted that certain Money Market Funds have established 3:00 p.m. cutoff times for receiving purchase orders, and asked whether this practice raises any issues under Rule 22c-1 under the Investment Company Act of 1940.

Response: RidgeWorth believes this practice is consistent with Rule 22c-1.

10.	Comment: You have asked for clarification of whether the payments made to selected brokerage firms or institutions (discussed in the section of the prospectuses entitled Distribution of Fund Shares) based on gross sales and current assets are paid by the Funds.

U.S. Securities and Exchange Commission
July 29, 2008

Response: RidgeWorth believes the statement in the prospectuses that “ [f]rom their own assets, the Adviser, the Subadviser or their affiliates may make payments . . . to selected brokerage firms or institutions” makes clear that the payments are not from Fund assets. The purpose of the phrase “gross sales and current assets” is used simply to explain that the amount of these payments to a particular intermediary is based on the level of gross sales of Fund shares by such intermediary and the percentage of Fund assets attributable to such intermediary.

11.	Comment: You have asked RidgeWorth to define the term “foreign company” as used in the Investment Strategy section of the prospectuses with respect to the RidgeWorth international Funds.

Response: RidgeWorth believes that the word “foreign” is sufficient to convey to investors that a company is organized outside of the United States.

12.	Comment: You have asked RidgeWorth to define its growth investment style and the risks associated with that style of investing.

Response: The principal risk disclosure section of the prospectuses has been revised to disclose the risks associated with a growth investment style. RidgeWorth believes that it has sufficiently explained its growth investment style in the Investment Strategy section of each applicable Fund.
RidgeWorth acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this post-effective amendment and that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. RidgeWorth further acknowledges that staff comments or changes to disclosures in response to staff comments in this post-effective amendment do not foreclose the SEC from taking any action with respect to such filing.
If you have any questions regarding the above responses, please contact me at (617) 824-1369.
Very truly yours,
/s/ Cynthia Surprise
Cynthia Surprise